Exhibit 99.1

Golden Star extends high grade B Shoot zone through step out drilling at Wassa Underground Gold Mine

Latest drilling results confirm B Shoot extends to the north and south and remains open in both directions

TORONTO, Sept. 19, 2017 /CNW/ - Golden Star Resources Ltd. (NYSE American Exchange: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") is pleased to report the initial results from the step-out drilling of the high grade B Shoot at its Wassa Underground Gold Mine ("Wassa Underground") in Ghana.

HIGHLIGHTS:

•	Assay results received for 11 out of 15 diamond drill ("DD") holes testing the B Shoot to the north and for the 1,192 metre step out hole located 200 metres to the south of last deep drill fence
•	Results confirm that the high grade B Shoot ore body extends approximately 50 metres to the north of the current planned stoping area and 200 metres to the south of Wassa Underground's current Inferred Mineral Resources, suggesting the potential to expand production in the short term and longer term
•	Significant intercepts from the B Shoot North drilling included:
•	14.9 metres ("m") grading 18.9 grams per tonne ("g/t") of gold ("Au") from 294.0m in hole BS17DD002, including:
•	2.0m grading 91.8 g/t Au from 300.0m
•	23.8m grading 7.3 g/t Au from 289.9m in hole BS17DD003, including:
•	4.0m grading 21.8 g/t Au from 293.0m
•	Significant intercepts from the B Shoot South drilling included:
•	23.8m1 grading 6.1 g/t Au from 1,001.0m in hole BS17DD385M, including:
•	2.0m grading 20.1g/t Au from 1,018.0m
•	21.7m1 grading 5.3 g/t Au from 1049.3m in hole BS17DD385M
•	Further drilling results expected from Wassa Underground during the second half of 2017, in addition to the results of the definition and extension drilling at the Prestea Underground Gold Mine ("Prestea Underground")

Notes
1. The B Shoot South width figures represent drilled widths rather than true widths, which are stated for the B Shoot North intersections.  The estimation of true width is not possible for the B Shoot South intersections at this time as the orientation of the mineralized zone cannot be determined with one drillhole intersection.

Sam Coetzer, President and Chief Executive Officer of Golden Star, commented:

"I am excited to report these initial results from our Wassa Underground surface drilling program, which confirm that the B Shoot is significantly larger than previous estimates suggested. It is the first time we've invested significantly in exploration for several years, having previously been focused on building our two underground developments, and I'm very pleased that it is reaping such encouraging results. The results represent the potential to increase Wassa Underground's Mineral Resources and Mineral Reserves and consequently, its gold production in the short term and the longer term. I look forward to releasing further results during the rest of the year with the expectation of demonstrating Wassa Underground's potential to be a high grade gold producer beyond the current seven year mine life."

Drilling Results

During the second quarter of 2017 Golden Star commenced a drilling program to test the extent of the B Shoot zone of the Wassa Underground Gold Mine. Its two focuses were up plunge to the north of the current planned stoping areas and down plunge to the south of the current Inferred Mineral Resources.

B Shoot North

15 holes were drilled, totaling 4,164 metres, to test the B Shoot zone approximately 200 metres to the north of the last planned stope.  The results to date have confirmed that the high grade B Shoot mineralization extends approximately 50 metres to the north, suggesting the potential to add production to Wassa Underground's mine plan in the near term.

The holes include Hole BS17DD002, which intersected an estimated true width of 13.9 metres grading 3.3 g/t Au, approximately 30 metres to the north of the last planned B Shoot stope.  This hole also intersected a high grade hanging wall zone of mineralization, which has an estimated true width of 14.9 metres and grades 18.9 g/t Au from 294.0 metres, including 2.0 metres grading 91.8 g/t Au from 300.0 metres.  Hole BS17DD003, which was drilled on an intermediate fence approximately 25 metres further north of hole BS17DD002, also intersected underground mineable widths and grades of gold mineralization, including 23.8 metres grading 7.3 g/t Au from 289.9 metres.

B Shoot South

The B Shoot South step out drilling program comprises 7,000 metres in total and includes two mother holes with up to four directional daughter holes being deflected from each of these.

The first directional mother hole, BS17DD385M, was collared 200 metres to the south of Wassa Underground's current Inferred Mineral Resources.  Its objective was to test the down plunge projection of the 70.5 metre zone of mineralization grading 5.9 g/t Au from a depth of 742.4 metres, which was intersected in hole BSDD315M drilled during the previous deep drilling campaign in 20141.

Results received from this first 2017 hole have confirmed that the high grade zone extends approximately 180 metres to the south from the intersection drilled in the 2014 hole (BSDD315M). This first hole intersected several wide zones of high grade mineralization, including a drilled width of 23.8 metres grading 6.1 g/t Au from 1,001.0 metres and 21.7 metres grading 5.3 g/t from 1,049.3 metres.

Following the completion of this first mother hole, the first of four daughter holes has been deflected and completed and the second daughter hole has been commenced.  Results are pending for both daughter holes.

The full set of drilling results is listed in Appendix A and includes several compelling intercepts, as set out below.  A long section showing the location of the drill holes is available at: http://www.gsr.com/operations/wassa/wassa-main/

Significant intercepts from Wassa surface drilling of underground targets

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Grade Au (g/t)
BS17DD001	93.7	-65.4	331.6	344.6	13.0	12.8	6.3
BS17DD001	Including		335.6	339.6	4.0	3.9	12.9
BS17DD002	90.8	-61.4	294.0	309.0	15.0	14.9	18.9
BS17DD002	Including		300.0	302.0	2.0	2.0	91.8
BS17DD003	89.7	-63.4	289.9	314.0	24.1	23.8	7.3
BS17DD003	Including		293.0	297.0	4.0	4.0	21.8
BS17DD006	90.3	-59.6	149.0	156.0	7.0	7.0	9.8
BS17DD006	Including		150.0	152.0	2.0	2.0	25.8
BS17DD009	82.8	-62.3	232.7	238.8	6.1	6.1	3.8
BS17DD011	91.3	-59.6	82.3	91.4	9.1	9.1	6.0
BS17DD011	Including		89.0	90.2	1.2	1.2	40.1
BS17DD013	91.4	-48.3	183.0	189.0	6.0	6.0	9.3
BS17DD013	Including		185.0	189.0	4.0	4.0	12.5
BS17DD013	90.0	-48.5	258.8	277.1	18.3	18.2	3.8
BS17DD013	Including		270.2	274.2	4.0	4.0	9.6
BS17DD385M	88.2	-62.2	870.5	885.0	14.5	NA	3.0
BS17DD385M	88.3	-62.0	913.0	928.8	15.8	NA	3.9
BS17DD385M	Including		914.0	919.0	5.0	NA	8.1
BS17DD385M	87.1	-61.6	1001.0	1024.8	23.8	NA	6.1
BS17DD385M	Including		1018.0	1020.0	2.0	NA	20.2
BS17DD385M	87.5	-61.1	1049.3	1071.0	21.7	NA	5.3

Notes

1. See press release 'Golden Star has Continued Exploration Drilling Success at Wassa' dated July 30, 2014

Expected Drilling Results

Assay results for four holes in the B Shoot North program are pending and the results of these holes are expected to be announced during the fourth quarter of 2017, along with the results for the second mother hole and the daughter holes in the B Shoot South drilling.  In addition, Golden Star anticipates to report the results from definition and extension drilling at Prestea Underground during the third and fourth quarters of 2017.

APPENDIX A

Assay results received to date from the drilling of Wassa Underground targets from surface

HOLE ID	Azimuth (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	True Width (m)	Grade Au (g/t)
BS17DD001	93.7	-65.4	331.6	344.6	13.0	12.8	6.3
BS17DD001	Including		335.6	339.6	4.0	3.9	12.9
BS17DD002	90.8	-61.4	294	309.0	15.0	14.9	18.9
BS17DD002	Including		300.0	302.0	2.0	2.0	91.8
BS17DD002	90.9	-61.5	317.0	331.0	14.0	13.9	3.3
BS17DD003	89.7	-63.4	289.9	314.0	24.1	23.8	7.3
BS17DD003	Including		293.0	297.0	4.0	4.0	21.8
BS17DD004	Results pending
BS17DD005A	93.1	-77.7	35.5	44.0	8.5	7.8	2.2
BS17DD006	90.3	-59.6	149.0	156.0	7.0	7.0	9.8
BS17DD006	Including		150.0	152.0	2.0	2.0	25.8
BS17DD006	89.3	-61.5	320.0	322.0	2.0	2.0	11.0
BS17DD007	94.0	-67.0	71.0	85.0	14.0	13.7	1.0
BS17DD008	Results pending
BS17DD009	85.9	-60.4	119.0	122.0	3.0	3.0	5.1
BS17DD009	82.8	-62.3	232.7	238.8	6.1	6.1	3.8
BS17DD010A	91.4	-49.0	70.4	76.4	6.0	6.0	2.4
BS17DD011	92.0	-59.6	71.5	77.1	5.6	5.6	6.1
BS17DD011	91.3	-59.6	82.3	91.4	9.1	9.1	6.0
BS17DD011	Including		89.0	90.2	1.2	1.2	40.1
BS17DD012	Results pending
BS17DD013	91.1	-47.9	159.0	177.0	18.0	17.9	1.6
BS17DD013	91.4	-48.3	183.0	189.0	6.0	6.0	9.3
BS17DD013	Including		185.0	189.0	4.0	4.0	12.5
BS17DD013	90.0	-48.5	258.8	277.1	18.3	18.2	3.8
BS17DD013	90.0	-48.5	270.2	274.2	4.0	4.0	9.6
BS17DD014	Results pending
BS17DD015	89.3	-61.3	69.2	71.0	1.8	1.8	22.5
BS17DD015	Including		69.2	70.1	0.9	0.9	42.9
BS17DD015	89.4	-61.6	83.0	84.0	1.0	1.0	145.4
BS17DD385M	89.5	-62.7	422.0	425.0	3.0	NA	6.0
BS17DD385M	88.0	-63.3	630.0	633.0	3.0	NA	6.2
BS17DD385M	90.8	-62.2	703.0	707.0	4.0	NA	7.5
BS17DD385M	88.6	-62.3	802.0	808.0	6.0	NA	3.4
BS17DD385M	87.4	-62.2	833.0	838.0	5.0	NA	4.6
BS17DD385M	88.2	-62.2	870.5	885.0	14.5	NA	3.0
BS17DD385M	88.3	-62.0	913.0	928.8	15.8	NA	3.9
BS17DD385M	Including		914.0	919.0	5.0	NA	8.1
BS17DD385M	87.1	-61.6	1001.0	1024.8	23.8	NA	6.1
BS17DD385M	Including		1018.0	1020.0	2.0	NA	20.2
BS17DD385M	87.5	-61.1	1049.3	1071.0	21.7	NA	5.3

Company Profile

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in Ghana, West Africa. Listed on the NYSE American Exchange, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of its two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground Gold Mine commenced commercial production in January 2017 and the Prestea Underground Gold Mine is expected to achieve commercial production in the fourth quarter of 2017. Gold production in 2017 is expected to be 255,000-280,000 ounces with cash operating costs of $780-860 per ounce.

Cautionary note regarding forward-looking information

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include: the ability to increase Wassa Underground's near term and longer term production; the ability to increase Wassa Underground's life of mine and Mineral Resources and Mineral Reserves; the timing of further drilling results from Wassa Underground; the timing of the drilling results from Prestea Underground; the true width of mineralization to the south of the B Shoot and 2017 gold production and cash operating costs. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties. Factors that could cause actual results to differ materially include timing of and unexpected events during exploration; variations in ore grade; variations in relative amounts of refractory, non-refractory and transition ores; technical or permitting issues; fluctuations in gold price and costs; availability of capital and/or external financing on acceptable terms; changes in U.S. and Canadian securities markets; and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these risks and other factors in the Company's Annual Information Form for the year ended December 31, 2016 and other filings of the Company with the United States Securities and Exchange Commission and the applicable Canadian securities regulatory authorities. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

Technical Information

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa Underground stated herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS or Intertek Laboratories in Tarkwa, which are independent from Golden Star, using a 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual "standards" results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

SOURCE Golden Star Resources Ltd.

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For further information: please visit www.gsr.com or contact: Katharine Sutton, Vice President, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 19-SEP-17